Exhibit 99.4

NICE Receives “Artificial Intelligence Solution of the Year” Award
from 2021 National Technology News

NICE Enlighten AI honored as an innovative CX solution which delivers extraordinary experiences

Hoboken, N.J., December 7, 2021 – NICE (Nasdaq: NICE) today announced that the 2021 National Technology Awards, sponsored by National Technology News, named NICE Enlighten AI as its “Artificial Intelligence Solution of the Year” award winner. In its fifth year, the awards program is a comprehensive celebration of leading technology across a range of industries and organized by National Technology News, part of Perspective Publishing, a leading publishing and events company. The Artificial Intelligence category rewards companies making use of machine learning and algorithms to turn raw data into useful insights and value for customers.

“This award acknowledges NICE’s commitment to relentless AI innovation,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “AI is redefining what’s possible in customer experience and is already delivering impressive results. This award is a testament to the innovative, data-driven approach the NICE team brings to our customers. We are honored to receive this recognition.”

With NICE Enlighten AI for CX, every second of every interaction is analyzed to identify the successful behaviors that drive extraordinary experiences. Each specialized AI model is developed from 30+ years of research and industry experience, using the largest syndicated datasets. CX organizations now have a complete, objective, and automated behavioral analysis of every interaction. A suite of innovative CX solutions operationalize this intelligence, accelerating action, and turning customer service into a real competitive differentiator.

For further information on NICE Enlighten AI, please visit our website here.
To download the whitepaper, "Leading Businesses are Using AI to Drive Extraordinary CX," please click here.

About National Technology News
National Technology News (NTN) is a key brand for technology purchasers and vendors in the UK. Following the success of the inaugural National Technology Awards in 2017, and with growing demand for a dedicated high-level news-driven site, National Technology News was born. NTN has grown into a multi-channel news and events brand that offers companies direct access to the decision-makers for technology in UK businesses. National Technology News is part of Perspective Publishing, a leading publishing, and events company. Perspective also publishes FStech and Retail Systems, the leading technology titles within the financial and retail sectors within the UK.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE marks, please see www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.